

































meredith
brand licensing
4
KMOV
kmov.com
Parents
Better Homes and Gardens.
Successful Farming
COVER CROPS
Smash Compaction, Curb Erosion, And Salvage Excess N With These Secondary Crops
SER Padres
¡FELIZ DÍA, MAMI!
EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH
Easy, Healthy Dinners IN A BOWL
THE TRUTH ABOUT SODIUM
ARE YOU BUYING The Right Meat?
Tiny Gardens Big Rewards
46 QUICK & FRESH RECIPES
CRISP PEPPERY RADISHES!
meredith
brand licensing
CBS 5
CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
MEXICAN MADE RIGHT
100+ TIPS & TRICKS
FISH YOU'LL FLIP FOR!
SATELLITE / RADAR
3
wfsb.com
CBS46
WGCL-TV ATLANTA
.com
mxm
Meredith Xcelerated Marketing
SHAPE
LOSE YOUR BELLY FAST
Flatter Abs In Just 7 Days!
26 Fresh Beauty & Style Tips
TOTAL BODY TONE-UP!
Jessica ALBA
Strong, Sexy, Successful
MIND-BLOWING SEX
SAVE MONEY, DROP POUNDS!
12 SUPER IDEAS FOR SUPERFOODS
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

A Powerful Diversified Media & Marketing Company

Stephens 2016 Spring Investment Conference • June 7, 2016

Disclaimer

This presentation contains confidential information regarding Meredith Corporation ("Meredith" or the "Company"). This presentation constitutes "Business Information" under the Confidentiality Agreement the recipient signed and delivered to the Company and its use and retention are subject to the terms of such agreement. This presentation does not purport to contain all of the information that may be required to evaluate a potential transaction with the Company and any recipient hereof should conduct its own independent evaluation and due diligence investigation of the Company and the potential transaction. Nor shall this presentation be construed to indicate that there has been no change in the affairs of the Company since the date hereof or such other date as of which information is presented.

Each recipient agrees that it will not copy, reproduce, disclose or distribute to others this presentation or the information contained herein, in whole or in part, at any time, without the prior written consent of the Company, except as expressly permitted in the Confidentiality Agreement. The recipient further agrees that it will cause its directors, officers, employees and representatives to use this presentation only for the purpose of evaluating its interest in a potential transaction with the Company and for no other purpose.

Neither the Company nor any of its affiliates, employees or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information (whether communicated in written or oral form) transmitted or made available to the recipient, and each of such persons expressly disclaims any and all liability relating to or resulting from the use of this presentation. The recipient is not entitled to rely on the accuracy or completeness of this presentation and is entitled to rely solely on only those particular representations and warranties, if any, which may be made by the Company in a definitive written agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein.

This presentation and management's commentary relating thereto may contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the Company's estimates of future revenues, profits and earnings per share.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Today's Agenda

❖ **Meredith Overview**

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

meredith

Meredith's Strong Investment Thesis

1. **Strong and consistent cash flow generation, driven by:**

   ❖ Portfolio of highly rated television stations in large and fast-growing markets

   ❖ Trusted national brands with an unrivaled female reach

   ❖ Profitable and growing digital business

   ❖ World's 2nd largest brand licensor with very high margins

2. **Commitment to delivering Top Third Total Shareholder Return:**

   ❖ Dividend payer for 69 years; increases for 23 consecutive years

   ❖ Share buyback program

   ❖ Accretive strategic acquisitions

3. **Experienced management team with a proven record of operational excellence and shareholder value creation over time**

Meredith at a Glance

National Media
Revenue: $1.1B
EBITDA: $160M

Better Homes and Gardens.
allrecipes.com
Parents
MARTHA STEWART LIVING
Rachael Ray every day
SHAPE
FamilyCircle
mxm
fitPREGNANCY AND BABY.

Local Media
Revenue: $545M
EBITDA: $200M

Atlanta cbsatlanta.com
FOX 12 OREGON KPTV · PORTLAND
FOX 5 KVVU-TV Henderson – Las Vegas
4 KMOV
FOX CAROLINA www.foxcarolina.com
3
CBS 5 CBS5AZ.com
EYEWITNESS NEWS 3 WFSB-TV/DT Hartford New Haven
WORKING 4 YOU WSM V-TV WSM V-DT NASHVILLE
FOX 17 news

$ in millions
Based on fiscal 2016 consensus estimates
EBITDA before special items


meredith

+ national media brands   + local media brands   + marketing solutions

A Strong Start to Calendar 2016

- ❖ Improved print advertising performance

- ❖ Rapid growth in digital, mobile, video and social platforms

- ❖ Retransmission agreements renegotiated at favorable rates

- ❖ Strong start to political advertising cycle

- ❖ Grew dividend for 23rd straight year

meredith

Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

meredith

National Media Group Footprint

Reaches Over 100 Million Unduplicated American Women Monthly

80 Million Unique Visitors | Nearly 75% of Millennial Women


Rachael Ray every day
INGREDIENTS FOR Something Special
Parents
FamilyCircle
ALL-AMERICAN THANKSGIVING
Better Homes and Gardens
Merry & Bright
Living
American holiday
TRADITIONAL HOME
Style for the Season

YOUNG WOMEN | NEW NESTERS | YOUNG FAMILIES | ESTABLISHED FAMILIES | WOMEN OF WORTH

Our Brands Speak to Her About What Matters Most

Seasons and styles change, but women's priorities remain the same

HER FAMILY



HER HOME



HERSELF



meredith

Meredith Millennial Strategy

Increase Millennial women connecting and engaging with Meredith brands by:

❖ Infusing Millennial appealing personalities and talent with a social following across Meredith brand platforms

❖ Creating annual corporate and brand goals for Millennial growth

❖ Crafting a video strategy to increase distribution, serve up the "right" content on all platforms and monetize



meredith

Executing National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ Grow share of advertising revenues

❖ Increase circulation profit contribution

❖ Accelerate growth of profitable digital business

❖ Expand Meredith Xcelerated Marketing

❖ Grow high margin brand licensing business

Growing Audience Engagement Across Platforms

Digital is adding to Meredith's total audience, and is not cannibalizing print



Online + Mobile
40% of audience

Print
60% of audience

Total Advertising Revenue is Growing



Total CAGR: 2%

Digital CAGR: 18%

Print CAGR: (2)%

$ in millions
Fiscal years ended June 30

Circulation Auto-Renewal Has Large Upside

	Traditional renewal methods	Auto-renewal
Lifetime Value	$8.00	$15.00


Better Homes and Gardens
Make It YOUR YEAR!
EAT RIGHT

Better Homes and Gardens


SHAPE
Jessica ALBA
LOSE YOUR BELLY FAST
26 Fresh Beauty & Style Tips

SHAPE


EatingWell
38 EASY HEALTHY DELICIOUS RECIPES

EatingWell WHERE GOOD TASTE MEETS GOOD HEALTH


Parents
LOVE FEST!

Parents

Accelerate Growth of Meredith Digital

An Engaged and Growing Audience of 80 Million



meredith

Digital Represents Nearly 30% of Advertising

Delivering Mid-Teens Operating Profit Margin



Developing Best-in-Class Branded Experiences




allrecipes
Tiana Marie Seattle, WA
#baking #grilling #fish #stir fry #vegetarian
Latest from Tiana
View
Be Happy. Grow Healthy.
TOWER GARDEN
Following 142
Honey Baked Chicken II
2005 reviews
Thai Teriyaki BBQ Chicken Kabobs
0 reviews
Recipe by: Connie Levesque
KIKKOMAN

- Improved User Experience
- Improved Natural Search Ranking
- Updated Ad Placements
- Modernized Look & Feel

Leveraging Data, Insights and Analytics



❖ We focus on women at scale:
- 102 million consumers
- 82 million unique visitors

❖ 1st party data is based on direct behavioral engagement

❖ We operate across platforms

❖ Data is our DNA
- Team of expert data analysts
- Identify trends and consumer intent
- Used to find, inform and reach consumers throughout purchase path

MXM Provides Full Suite of Services for Leading National Brands

Areas of Focus:

- **Content strategy & execution**
- **Customer Relationship Management**
  - Direct communication with consumers via mail, email and other sources
- **Digital Marketing**
  - Website development
  - Search engine optimization
- **Mobile Marketing**
  - Mobile site and app development
- **Social Media Marketing**
  - Brand monitoring
- **Data & Analytics**
  - Measurement
  - Reporting
  - Predictive analytics































NBC · Kraft · Nestlé · nea Member Benefits · Church & Dwight Co., Inc. · The Leading Hotels of the World · Volkswagen · Lowe's · Publix · Allergan · Bob Evans · ACLU American Civil Liberties Union · Benjamin Moore · Ford · Taubman

Meredith is The World's 2ⁿᵈ-Largest Licensor

1 THE WALT DISNEY COMPANY
$52.5B (NYSE: DIS)

2 MEREDITH
$20.1B (NYSE: MDP)

3 PVH CORP.
$18B (NYSE: PVH)

Walmart ✳ Save money. Live better.
Partnership signed: 1996


Better Homes and Gardens

richloomfabricsgroup
Partnership signed: 2006

Better Homes and Gardens.
FABRIC COLLECTION

REALOGY
Partnership signed: 2007


Better Homes and Gardens.
REAL ESTATE

FTD
Partnership signed: 2009

Better Homes and Gardens.
FLOWERS by FTD

Clipper
Partnership signed: 2014

allrecipes!

Bellisio FOODS
Partnership signed: 2015

EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH


APPAREL Bridge
Partnership signed: 2015

SHAPE



Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

meredith

Attractive Stations in Large & Growing Markets



PDX TV
FOX 12 OREGON
FOX 5 KVVU-TV LOCAL. LAS VEGAS.
CBS 5 AZ.com
3 azfamily.com
KCTV 5 NEWS
ksmo
WNEM.COM
4 KMOV kmov.com
wfsb.com
WESTERN MASS NEWS
FOX CAROLINA
CBS 46
Peachtree TV

Station Market	Market Rank	Network Affiliation
Atlanta	9	CBS & IND
Phoenix	12	CBS & IND
St. Louis	21	CBS
Portland	24	FOX & MyTV
Nashville	29	NBC
Hartford	30	CBS
Kansas City	33	CBS & MyTV
Greenville	37	FOX
Las Vegas	40	FOX

Stations are Big 4 Affiliates in Large DMAs



DMA #1-50

HH in the DMA (M)

Avg Ad Rev / Station: $45M

2.4 Atlanta

0.7 Las Vegas

Phoenix, St. Louis, Portland, Nashville, Hartford, Kansas City, Greenvile

DMA #51-100

Avg Ad Rev / Station: $19M

0.5 Mobile

Flint

Source: SNL Data

+ national media brands   + local media brands   + marketing solutions

Strong Revenue & EBITDA Growth



Revenue

15% CAGR

- **FY2012** — $316
- **FY2014** — $403
- **FY2016** — $547[1] ($407 1st 9 mos)

EBITDA

15% CAGR

- **FY2012** — $114
- **FY2014** — $151
- **FY2016** — $199[1] ($144 1st 9 mos)

EBITDA Margin: **36%** | **38%** | **36%**

1 Fiscal 2016 full year consensus estimate

Local Media Growth Strategies

❖ Increase News Viewership

❖ Grow Advertising Revenues

❖ Scale Digital Video and Mobile

❖ Increase Net Retransmission Contribution

❖ Maximize Recent Acquisitions and Expand Station Portfolio

meredith   25

Expanding Local Content Creation

News Hours Per Week
9%
CAGR
270
400
650
CY05
CY10
CY15















meredith

Increasing Non-Political Advertising Revenues



$ in millions

Maximizing Political Advertising Opportunity



$ in millions
Fiscal years

Increasing Retransmission Revenue and Contribution

MVPD Renewal Schedule



40%
40%
20%
Fiscal 2016
Fiscal 2017
Fiscal 2018
Fiscal 2019
Hartford
Springfield
(CBS) + (FOX)
St. Louis
(CBS)
Nashville
(NBC)
Atlanta
Phoenix
Kansas City
Saginaw
(CBS)
Las Vegas
Portland
Greenville
Mobile
(FOX)

Affiliation Renewal Schedule

Today's Agenda

❖ Meredith Overview

❖ National Media Growth Strategies

❖ Local Media Growth Strategies

❖ Total Shareholder Return

Total Shareholder Return Strategy

1. **Current annualized dividend of $1.98 per share**

2. **$100 million share repurchase program**

3. **Ongoing strategic investments to scale business and build shareholder value**

Free Cash Flow Generation: 2006-2015



$ in millions
Cumulative

Balanced Use of Cash: FY2006 to FY2015



$ in millions
Net of change in debt

+ national media brands   + local media brands   + marketing solutions

Strong Track Record of Increasing Dividends
Currently Yielding 4%



Meredith's Goal: Approach Top-Third TSR

S&P 500 TSR Benchmarks – expected returns



Multiple sources including BCG Investor Survey and Value Line

Top-Third TSR Expectations Over Next Three Years

TSR Drivers through FY19:

❖ Organic revenue growth   **+3-4%**   Robust digital strategy with range of monetization options fueled by leading brands, content and scale

❖ Margin expansion   **+2-3%**   Stronger Broadcasting revenue upside from political year, retransmission uplift, and non-political advertising

❖ Dividend yield   **+4-5%**   Planned annual dividend increases to deliver peer-leading, stable yield and floor on stock

❖ Buybacks   **+1-2%**   Buyback program capitalizes on current undervaluation and returns excess cash

Organic TSR   **10-14%**

❖ Acquisitions and/or multiple expansion   **++**

Total TSR   **At Least Top-Third**

Fiscal 2016 Fourth Quarter

Key Assumptions:

❖ Total company revenues up low- to mid-single digits

❖ Local Media Group revenues up mid- to high-single digits

❖ National Media Group revenues flat to up slightly

Earnings per share:

Fourth Quarter: **$1.01 to $1.06**

Full Year: **$3.25 to $3.30**[1]
(Increased April 28, 2016)

(1) Before special items

+ national media brands   **+ local media brands**   **+ marketing solutions**

Key Takeaways from Today

❖ **National Media Group poised for continued profit growth:**

— Brand licensing delivering high-margin profit

— Circulation providing a stable source of revenue and contribution

— Digital advertising growth offsetting print advertising declines

❖ **Local Media Group delivering strong results fueled by:**

— Growth in non-political advertising revenues over time

— Maximizing political advertising opportunity

— Increasing retransmission contribution

❖ **Strong cash flows fueling 3-pronged TSR strategy:**

1. Acquisitions and investments in business

2. Dividend growth

3. Share buybacks

❖ **Meredith can deliver Top Third Total Shareholder Return**



































meredith
brand licensing
4
KMOV
kmov.com
Parents
Better Homes and Gardens.
Successful Farming
COVER CROPS
SER Padres
EatingWell
meredith
brand licensing
CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
wfsb.com
CBS46
WGCL-TV ATLANTA
.com
mxm
Meredith Xcelerated Marketing
SHAPE
Jessica ALBA
LOSE YOUR BELLY FAST
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

A Powerful Diversified Media & Marketing Company

Stephens 2016 Spring Investment Conference • June 7, 2016